Filed by Liberty Interactive Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No.: 001-33982

Memorandum from Liberty Interactive Corporation
to Holders of Incentive Awards Issued to
Current and Former Directors and Employees, dated July 18, 2012

To:                                          Holders of Incentive Awards Issued to Current and Former Directors and Employees of Liberty Interactive Corporation

From:                           Kelly King, Director, Financial Reporting

Dear Director/Employee —

You are receiving this FAQ document because, as a current or former director or employee of Liberty Interactive, you may have received a grant of restricted shares, stock options or stock appreciation rights (“equity awards”) related to Liberty Interactive Series A common stock (“LINTA Stock”).  From time to time, Liberty Interactive enters into corporate transactions or events that affect its outstanding common stock, including the LINTA Stock.  In such cases, adjustments are made to all outstanding equity awards related to the LINTA Stock to preserve the benefits intended by those awards.

On August 8, 2012, stockholders of Liberty Interactive will be asked to vote on and approve a proposed transaction to create two series of a new tracking stock to be designated Series A Liberty Ventures common stock (the “LVNTA Stock”) and Series B Liberty Ventures common stock.  Assuming stockholder approval at the meeting and satisfaction of other conditions, Liberty Interactive will distribute to holders of LINTA Stock (i) 0.05 of a share of LVNTA Stock for each share of LINTA Stock held by the holders as of the distribution record date and (ii) 1/3 of a transferable subscription right to purchase one share of LVNTA Stock (a “Series A Right”) for each share of LVNTA Stock to be received by such holder in the distribution.  In this FAQ, these transactions will be referred to as the “Distribution”.  The Distribution is expected to be effective at 5 pm, New York City time, on August 9, 2012.

As a result, this FAQ is intended to help you understand the effects of the Distribution on the equity awards previously granted to you.  This FAQ also reviews certain procedures related to the Distribution and highlights certain administrative changes to the UBS online platform resulting from the Distribution.  Please see Liberty Interactive’s definitive proxy statement/prospectus dated June 29, 2012 at http://ir.libertyinteractive.com/sec.cfm (S-4/A Registration Statement), for additional information regarding the Distribution and the adjustments to your equity awards.

General

Q:  Under the current LINTA Stock award program, what is a stock option, restricted share or stock appreciation right?

A:  Stock options on LINTA Stock entitle the holder to purchase a specified number of shares of LINTA Stock at a specified exercise price subject to the terms and conditions of the applicable stock option grant.  Stock options granted by Liberty Interactive typically are not exercisable until satisfaction of the specified vesting requirements, such as continued employment with or service to Liberty Interactive.  Liberty Interactive stock options are typically exercised by entering an order on the UBS platform to exercise and sell the net shares to be received by the option holder after payment of applicable tax withholding and payment of the exercise price.  The holder may also choose to hold the shares received upon exercise.

Restricted shares are shares of LINTA Stock issued in a director’s or employee’s name that are held by Liberty Interactive until the shares vest upon completion or satisfaction of the restriction requirements.  The restriction on the shares usually relate to continued employment or service to Liberty Interactive.  Upon satisfaction of the applicable restrictions and the vesting of the shares, the restricted shares are delivered from Liberty Interactive’s transfer agent, Computershare, to the director or employee via the UBS system.  The shares are fully transferable at that time and can be held, transferred or sold at the director’s or employee’s election.  Prior to vesting, the director or employee generally can only vote the shares and under certain conditions will receive dividends and other distributions on the shares.

Stock appreciation rights (“SARs”) relating to LINTA Stock are incentive awards that enable the holder to profit from the appreciation of LINTA Stock over a designated period of time.  Each SAR is granted with a designated base price and can be exercised at any time prior to its expiration date.  In general, upon exercise of a SAR, the holder will receive shares of LINTA Stock equal to the excess of the fair market value of a share of LINTA Stock on the exercise date over the base price of the SAR minus applicable tax withholding.

Q:  What is a tracking stock?  How is this type of stock different from the current LINTA Stock?

A:  Tracking stock is intended to track and reflect the separate economic performance of the businesses and assets attributed to the business group the tracking stock represents.  Holders of a tracking stock have no direct investment in the businesses or assets attributed to the tracked business group.  Rather, an investment in a tracking stock represents an ownership interest in Liberty Interactive as a whole.

After the Distribution, the LVNTA Stock will track and reflect the separate economic performance of the businesses and assets to be attributed to the new Ventures Group, which will initially include Liberty Interactive’s interests in Expedia, Inc., TripAdvisor, Inc., Tree.com, Inc., Interval Leisure Group, Inc., other smaller assets and investments in Time Warner Inc., Time Warner Cable Inc. and AOL, Inc., as well as cash in the amount of approximately $1,325 million.  In addition, Liberty Interactive will attribute to the Ventures Group the publicly traded exchangeable debentures in the principal amount of approximately $2,965 million (as of March 31, 2012) of Liberty Interactive’s subsidiary, Liberty Interactive LLC, and certain deferred tax liabilities.

After the Distribution, the LINTA Stock will track and reflect the separate economic performance of the remainder of Liberty Interactive’s businesses and assets, including Liberty Interactive’s subsidiaries QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC, Celebrate Interactive Holdings, LLC, CommerceHub and LMC Right Start, Inc., Liberty Interactive’s equity interest in HSN, Inc. and approximately $500 million in cash.  In addition, Liberty Interactive will attribute to the Interactive Group liabilities that reside with QVC and the other entities listed as well as the publicly traded senior notes in the principal amount of approximately $1,100 million (as of March 31, 2012) of Liberty Interactive’s subsidiary, Liberty Interactive LLC, and certain deferred tax liabilities.  Accordingly, if the Distribution occurs and the Liberty Ventures common stock is issued, the existing Liberty Interactive common stock will no longer reflect the performance of the businesses and assets of Liberty Interactive as a whole.  Please refer to the proxy statement/prospectus distributed by Liberty Interactive for additional information.

Effect on Outstanding Options, Restricted Share Awards and Stock Appreciation Rights

Q.  How will my stock options be affected by the Distribution?

A.  If you hold stock options to purchase shares of LINTA Stock (a “LINTA Option Award”), you will receive an option award to purchase shares of LVNTA Stock (a “LVNTA Option Award”) and an adjustment to the exercise price and number of shares of your LINTA Option Award.  The adjusted LINTA Option Award and the LVNTA Option Award will preserve the pre-Distribution intrinsic value of the original LINTA Option Award (in other words, the current value of the stock option based on the difference between the exercise price and the market price).  In addition, after the Distribution, each such option award will maintain the pre-Distribution ratio of the exercise price to the market price of the original LINTA Option Award.

No Series A Rights will be distributed to you by virtue of holding a LINTA Option Award or LVNTA Option Award.  Except as described above, all other terms of your adjusted LINTA Option Award (including, for example, its vesting terms and expiration date) will be the same as those of the corresponding original LINTA Option Award.  The terms of your LVNTA Option Award will mirror the terms of the LINTA Option Award from which it was derived.  An example of an adjusted LINTA Option Award and a LVNTA Option Award is attached.

Q.  How will my restricted share award be affected by the Distribution?

A.  Each holder of restricted shares of LINTA Stock (a “LINTA RSA”) will be issued 0.05 of a restricted share of LVNTA Stock (a “LVNTA RSA”) for each restricted share of LINTA Stock held as of the Distribution record date, with cash issued in lieu of fractional restricted shares.

Except as described above, all other terms of the new LVNTA RSAs (including, for example, the vesting terms) will be the same as those of the corresponding original LINTA RSAs.  An example of an adjusted LINTA RSA is attached.

As stockholders of restricted LVNTA Stock, holders of LVNTA RSAs will be able to participate in the rights offering and will receive Series A Rights in the ratio described below (1/3 of a Series A Right for each restricted share of LVNTA Stock received in the Distribution).  Additional information concerning how you can exercise or trade the Series A Rights is available by reviewing the proxy statement/prospectus.  In addition, Liberty Interactive will be providing additional information to current and former directors and employees as the rights offering commences.

Q.  How will my stock appreciation rights be affected by the Distribution?

A.  If you hold stock appreciation rights relating to shares of LINTA Stock (a “LINTA SAR”), you will receive stock appreciation rights relating to shares of LVNTA Stock (a “LVNTA SAR”) and an adjustment to the base price of and number of shares subject to your LINTA SAR.  The adjusted LINTA SAR and the LVNTA SAR will preserve the pre-Distribution intrinsic value of the original LINTA SAR (in other words, the current value of the stock appreciation right based on the difference between the base price and the market price).  In addition, after the Distribution, each such stock appreciation right award will maintain the pre-Distribution ratio of the base price to the market price of the original LINTA SAR.

No Series A Rights will be distributed to you by virtue of holding a LINTA SAR or LVNTA SAR.  Except as described above, all other terms of your adjusted LINTA SAR (including, for example, its vesting terms and expiration date) will be the same as those of the corresponding original LINTA SAR.  The terms of your LVNTA SAR will mirror the terms of the LINTA SAR from which it was derived.  The adjustment to a LINTA SAR will be similar to the attached example of an adjusted LINTA Option Award.

Q.  What is a rights offering?

A.  A rights offering is a distribution of subscription rights on a pro rata basis to all stockholders of a company.  In connection with the Distribution, Liberty Interactive will distribute:

•                  to holders of LINTA Stock as of the Distribution record date, 1/3 of a Series A Right for each share of LVNTA Stock to be received by such holder in the Distribution; and

•                  to holders of Liberty Interactive’s existing Series B Liberty Interactive common stock as of the Distribution record date, 1/3 of a Series A Right for each share of Series B Liberty Ventures common stock to be received by such holder in the Distribution.

Q.  What is a Series A Right?

A.  Each whole Series A Right entitles its holder to purchase one share of the LVNTA Stock at a subscription price equal to a 20% discount to the 20 trading day volume weighted average trading price of the LVNTA Stock beginning on the first day on which the LVNTA Stock begins trading “regular way” (meaning once the common stock trades using a standard settlement cycle) on Nasdaq following the Distribution.  The Series A Rights are expected to be tradeable on Nasdaq for a specified period following the announcement of such per share subscription price.

Administrative Questions

Q.  Will there be any blackout periods related to the Distribution?  Can I continue to enter as usual transaction orders on the UBS system?

A.  The issuance of or adjustment of the LINTA RSAs, LVNTA RSAs, LINTA SARs, LVNTA SARs, LINTA Option Awards and LVNTA Option Awards will require that we freeze the data in the UBS platform for a short period to calculate and determine the terms of the new and adjusted awards.  Therefore, your LINTA Stock UBS One Source account will be unavailable to you beginning at 4:00 pm EDT on Tuesday, July 31, 2012 through approximately Wednesday, August 22, 2012 in order to make the changes described above (the “Administrative Blackout”).

During this Administrative Blackout, you will not be able to exercise LINTA Option Awards or LINTA SARs on the UBS platform.

In conjunction with the Administrative Blackout, all limit orders and all 10b5-1 Plans will be cancelled on Tuesday, July 31, 2012, and will not be automatically reinstated.  Limit orders and 10b5-1 Plans can be put in place again by the participant once the Administrative Blackout ceases.

Please note that the Administrative Blackout does not affect any LINTA Stock you hold with UBS without restriction.  If you wish to sell or transfer any LINTA Stock held in your UBS account without restriction (in other words, former restricted shares that have vested), please contact the UBS Corporate Services Team at (888) 627-0385.

Q:  How does the Distribution affect the UBS One Source platform?

A.  On or about August 22, 2012, the UBS One Source website related to the LINTA Stock will be available for use and will reflect the adjustments to your LINTA Option Awards and LINTA SARs, as described above.  Your LINTA RSAs will reflect the same grant and vesting information on the site as before the Distribution.  The LINTA Stock website will still be accessed at http://onesource.ubs.com/linta using your Login ID and password.

A new UBS One Source website will be established for the new LVNTA Option Awards, LVNTA RSAs and LVNTA SARs.  On or about August 29, 2012, that website can be accessed at http://onesource.ubs.com/lvnta after completion by you of the new account set-up process.  Your Login ID will be used on this website as well, and you will have the opportunity to set up your own password.

Q.  What changes will be made to my historical information on the UBS website post-Distribution?

A.  The adjustments to be made in your LINTA Stock UBS One Source account will impact share and dollar amounts shown on the site, such as awards granted, exercised, cancelled, exercisable and outstanding.  After the Distribution and these account adjustments have taken place, any activity in your LINTA Stock UBS One Source account prior to July 31, 2012, will be available for review only on a Distribution-adjusted basis.

To maintain a record of your account immediately prior to the Distribution and adjustments, please access your account prior to July 31, 2012, and run a report using the following instructions:

•                  Log into your LINTA Stock UBS One Source account

•                  Click on “Statements & Reports” on the menu bar

•                  Scroll down to a section entitled “Plan Reports”, then click on “Account Report”

•                  Click on “Print Preview” and make the following adjustments:

•                  Change the direction of the page from horizontal to landscape

•                  Reduce the scaling to 85% - ensure entire report appears on the page, otherwise reduce the scaling further

•                  Print the report and keep for your records/reference

Please note that the following historical reports in your LINTA Stock UBS One Source account will not change and can be accessed in the future for tax and other purposes:

•                  Form 1099 Tax Report, accessed under the “Statements & Reports” tab

•                  Transaction Advices, accessed under the “Statements & Reports” tab, which will reflect all dollar and share amounts as they actually occurred on the transaction date

Questions

If you have questions, please do not hesitate to contact Kelly King at 720.875.5605.

Additional Information

Nothing in the foregoing communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Interactive’s proposed new tracking stock or Liberty Interactive’s existing common stock.  The offer and sale of shares of the proposed tracking stock will only be made pursuant to Liberty Interactive’s effective registration statement.  Liberty Interactive stockholders and other investors are urged to read the Form S-4 registration statement filed with the SEC, including the proxy statement/prospectus contained therein, because they contain important information about the issuance of shares of the proposed tracking stock.  Copies of Liberty Interactive’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention:  Investor Relations, Telephone:  (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Interactive and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stock.  Information regarding the directors and executive officers of Liberty Interactive and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are available in the proxy statement/prospectus, which forms a part of the Form S-4 registration statement, filed with the SEC.

Tracking Stock Conversion Example

Example:
Participant Data:
		100	Options
		$10.00	Exercise Price
		90	LINTA Restricted Shares

Market Data:
		$19.00	LINTA Market Price pre-distribution (3-day VWAP pre-distribution)
		$18.00	LINTA Market Price post-distribution (3-day VWAP post-distribution)
		$20.00	LVNTA Market Price post-distribution (3-day VWAP post-distribution)

Options
Step 1: Calculate Pre-Distribution Intrinsic Value

		$19.00	Market Price pre-distribution
	-	$10.00	Exercise Price
		$9.00	Value per option
	×	100	Options
		$900.00	Total Intrinsic Value

Step 2: Calculate Pre-Distribution Exercise Price to Market Price Ratio

		$10.00	Exercise Price
	÷	$19.00	Market Price pre-distribution
		52.6%	Ratio

Step 3: Calculate Adjusted LINTA and New LVNTA Exercise Price

		$18.00	LINTA Market Price post-distribution
	×	52.6%	Ratio
		$9.48	Adjusted LINTA Exercise Price

		$20.00	LVNTA Market Price post-distribution
	×	52.6%	Ratio
		$10.53	LVNTA Exercise Price

Step 4: Calculate split of Intrinsic Value based on Post-Distribution Market Prices

		$18.00	LINTA Market Price post-distribution
		$1.00	LVNTA Market Price post-distribution, pre- reverse split effect
		$19.00	Combined Market Value

		$18.00	LINTA Market Price post-distribution
		$19.00	Combined Market Value
		94.7%	LINTA percent of intrinsic value

		$1.00	LVNTA Market Price post-distribution, pre- reverse split effect
		$19.00	Combined Market Value
		5.3%	LVNTA percent of intrinsic value

		$900.00	Total intrinsic value
		94.7%	LINTA percent of intrinsic value
		$852.63	Adjusted LINTA intrinsic value

		$900.00	Total intrinsic value
		5.3%	LVNTA percent of intrinsic value
		$47.37	LVNTA intrinsic value

Step 5: Calculate Adjusted LINTA Options and new LVNTA Options

	$852.63	Adjusted LINTA intrinsic value

	$18.00	LINTA Market Price post-distribution
-	$9.48	Adjusted LINTA Exercise Price
	$8.52	Adjusted LINTA intrinsic value per option

	100	Adjusted LINTA Options

	$47.37	LVNTA intrinsic value

	$20.00	LVNTA Market Price post-distribution
-	$10.53	LVNTA Exercise Price
	$9.47	LVNTA intrinsic value per option

	5	LVNTA Options

Restricted Shares
Calculate LVNTA Restricted Shares

	90	LINTA Restricted Shares
÷	20	1 for 20 Distribution
	4	LVNTA Restricted Shares
- cash issued in lieu of fractional share

Post-distribution, participant will have the following restricted shares:

	90	LINTA Restricted Shares
	4	LVNTA Restricted Shares

Series A Rights
Calculate Series A Rights for LVNTA Stock

	4	LVNTA Restricted Shares
÷	3	1/3 Series A Right for each share
	2	Series A Rights
- rounded up for fractional right

*****

Additional Information

Nothing in the foregoing communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Interactive’s proposed new tracking stock or Liberty Interactive’s existing common stock.  The offer and sale of shares of the proposed tracking stock will only be made pursuant to Liberty Interactive’s effective registration statement.  Liberty Interactive stockholders and other investors are urged to read the Form S-4 registration statement filed with the SEC, including the proxy statement/prospectus contained therein, because they contain important information about the issuance of shares of the proposed tracking stock.  Copies of Liberty Interactive’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Interactive and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stock.  Information regarding the directors and executive officers of Liberty Interactive and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are available in the proxy statement/prospectus, which forms a part of the Form S-4 registration statement, filed with the SEC.